PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

July 16, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Tim Worthington

Re: PGIM ETF Trust Form N-1A

Post-Effective Amendment No. 41 to the Registration Statement under the Securities Act of 1933; Amendment No. 42 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469 Investment Company Act Registration No. 811-23324

Dear Mr. Worthington:

We filed through EDGAR on May 9, 2025, on behalf of PGIM ETF Trust (the “Registrant”), Post- Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 42 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each of PGIM Corporate Bond 0-5 Year ETF, PGIM Corporate Bond 5-10 Year ETF and PGIM Corporate Bond 10+ Year ETF (the “Funds” and each a “Fund”) as new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) conveyed by telephone to Debra Rubano of PGIM Investments LLC on June 23, 2025. For your convenience, a summary of the Staff’s comments is included herein, and each Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 42 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about July 23, 2025, pursuant to Rule 485(b) under the 1933 Act with effectiveness on July 23, 2025.

Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General (All Funds)

1.Comment: Where a comment is made with regard to disclosure in one location it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Registrant has applied all applicable comments across each Fund’s Registration Statement (as applicable).

PGIM Corporate Bond 0-5 Year ETF

2.Comment: The section entitled “Principal Investment Strategies” contains the following disclosure: “The Fund normally invests at least 80% of its investable assets in bonds of corporations with varying maturities. For the purposes of this policy, bonds include all fixed income securities, other than preferred stock, and corporations include all private (non- governmental) issuers”. Supplementally, explain reference to “private (non-governmental) issuers”. To the extent we think disclosure is necessary please revise disclosure.

Response: The reference to “private (non-governmental) issuers” is meant to convey that no governmental bonds would be included in each Fund’s 80% policy and that the investments that count toward each Fund’s 80% test would be limited to bonds issued by corporations. The disclosure has been revised to reference “bonds include all fixed income securities, other than preferred stock~~, and corporations include all private~~ issued by corporations” (emphasis added) to clarify this point.

3.Comment: The section entitled “Principal Investment Strategies” contains the following disclosure: “Although the Fund may invest in bonds of any duration or maturity, the Fund will primarily invest in bonds with maturities of less than five years and will normally seek to maintain a weighted average portfolio duration within a year of the duration of the Bloomberg U.S. Corporate 0-5 Year Index.” Clarify whether the Fund’s weighted average duration can exceed 5 years. If so, please state as such in disclosure.

Response: The Registrant notes that each Fund is not subject to a static duration limitation. Instead, as is currently disclosed, each Fund will seek to maintain weighted average portfolio duration that is in line with its respective relevant index. The Registrant further notes that each

Fund’s Summary Prospectus includes the following disclosure, which discusses the difference between maturity and duration: “A debt security’s ‘maturity’ is the date on which the security matures and the issuer is obligated to repay principal. Duration is not necessarily equal to average maturity. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration.” As such, the Registrant respectfully submits no additional disclosure is needed.

4.Comment: The section entitled “Principal Investment Strategies” contains the following disclosure: “the Fund will…seek to maintain a weighted average portfolio duration within a year of the duration of the Bloomberg U.S. Corporate 0-5 Year Index.” Clarify whether the Fund measures duration by average dollar weight and add to disclosure.

Response: The Registrant submits that the existing reference to the maintenance of a “weighted average portfolio duration” is understood to mean that the Funds measure duration by average dollar weight. As such, the Registrant respectfully submits no additional disclosure is needed.

5.Comment: The section entitled “Principal Investment Strategies”, within the second sentence in the third paragraph, please define “subadviser.”

Response: The Registrant respectfully declines to make this change. The Registrant notes that “subadviser” is appropriately identified and defined in the section of the Summary Prospectus entitled “Management of the Fund.”

6.Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant has revised its disclosure as follows: “The Fund may invest in derivative instruments, including, but not limited to, futures, forwards, options, swaps, and options on swaps, to manage its duration, as well as to manage credit and interest rate risk, to hedge against losses, and to try to improve returns.” The Registrant further notes that the section of the Statutory Prospectus entitled “More About the Funds’ Principal and Non- Principal Investment Strategies, Investments and Risks” under the heading “Investment Strategies and Investments—Derivative Strategies” provides additional details on derivatives.

7.Comment: The “Foreign Securities Risk” disclosure within the “Principal Risks” section says the following: “Foreign political, economic and legal systems, especially those in developing and emerging market countries, may be less stable and more volatile than in the United States.” To the extent the Fund invests in emerging markets make appropriate changes to the strategy disclosure. If the fund will not invest in emerging markets, please revise the risk disclosure.

Response: The Registrant has removed the references to emerging markets in the “Foreign Securities Risk” disclosure within the “Principal Risks” section.

*	*	*

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel